Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Davia Temin Ph: 212-407-5740 Elizabeth Headon Ph: 353-1-498-0300

ELAN ANNOUNCES RESIGNATION OF BOARD DIRECTOR

DUBLIN, IRELAND, MAY 18, 2006 --Elan Corporation, plc (“Elan”) today announces the resignation of Nancy Lurker as a non-executive director of the Company with effect from May 31, 2006. Ms Lurker has been a director of Elan since May 2005. Ms Lurker this week announced that she will be taking up the position of Chief Marketing Officer, Novartis Pharmaceuticals, US. To avoid the possibility of any conflict of interest in the future, both she and Elan agreed it was appropriate for her to step down from the board of Elan.

Paying tribute to Ms Lurker, Kyran McLaughin, chairman thanked Nancy for her excellent contribution to the Board over the past year. “While we will miss Nancy on our board, we wish her well in her new challenging position”, he added.

About Elan
Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.